UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

HELENE CURTIS INDUSTRIES, INC.
(Name of Issuer)

COMMON STOCK (Par Value $ 0.50 Per Share)
(Title of Class of Securities)

423236108
(CUSIP Number)

DAVID K. ROBBINS, ESQ.
Fried, Frank, Harris, Shriver & Jacobson
725 S. Figueroa Street, Suite 3890, Los Angeles, CA  90017
(213) 689-5800
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 15, 1994
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 423236108	Page 2  of 5 Pages

1
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	Shamrock Holdings of California, Inc.

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ]
(b) [ ]
	Not Applicable
3
SEC USE ONLY

4
SOURCE OF FUNDS*
	00

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) or 2(e)
    [ ]
	Not Applicable
6
CITIZENSHIP OR PLACE OF ORGANIZATION
	California

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
7
SOLE VOTING POWER
	514,600 Shares of Common Stock

8
SHARED VOTING POWER
	-0-

9
SOLE DISPOSITIVE POWER
	514,600 Shares of Common Stock

10
SHARES DISPOSITIVE POWER
	-0-

11
AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON
	514,600 Shares of Common Stock

12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
	    [ ]
	Not Applicable
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	7.6% of Common Stock

14
TYPE OF REPORTING PERSON*
	CO

	This Statement relates to the Schedule 13D, dated May
13, 1994 (the "Schedule 13D"), by Shamrock Holdings of California, Inc., a California corporation ("SHOC"), as amended by Amendment No. 1 to the Schedule 13D, dated August 15, 1994 ("Amendment No. 1" and, together with the Schedule 13D, the "Amended Schedule 13D"), with regard to the common stock, par value $0.50 per share (the "Common Stock") of Helene Curtis Industries, Inc. (the "Company"), and constitutes Amendment No. 2 to the Schedule 13D ("Amendment No. 2"). The purpose of this Amendment No. 2 is to amend and supplement certain information contained in the Amended
Schedule 13D as set forth below.  Prior disclosure in the Amended
Schedule 13D inconsistent with this Amendment No. 2 is hereby superseded. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings set forth in the Amended
Schedule 13D.

	1.  Item 3 is hereby amended to add the following:

ITEM 3.	Source and Amount of Funds or Other
	Consideration

	The total amount of funds used by SHOC to purchase the additional 70,000 shares (the "Subsequent Shares") of Common Stock purchased by SHOC from August 15, 1994 through December 15, 1994 was $2,329,200.00 (including brokers' commissions) all of which was derived from margin borrowings from SHOC's trading account at Goldman, Sachs & Co. None of the Subsequent Shares were pledged as security for the margin borrowings.

	2.  Item 5 is hereby amended to add the following:

ITEM 5.	Interests in Securities of the Issuer.

	(a)	As of the date hereof, SHOC is the beneficial
owner of 514,600 shares of Common Stock constituting approximately 7.6% of the issued and outstanding Common Stock of the Company based on 6,803,791 shares of Common Stock outstanding at August 31, 1994 as described in the Company's Form 10-Q for the quarter ended August 31, 1994.

	(b)	SHOC has the sole power to vote and the sole
power to dispose of the Subsequent Shares.

	(c)	All transactions in shares of Common Stock
effected by SHOC during the 60 days preceding the Event Date reported on page 1 of this Statement and since such date are set forth below. All of the Subsequent Shares were acquired in the open market on the New York Stock Exchange through normal brokerage transactions.


Trade Date	    No. of Shares	     Price Per Share*

12/15/94		15,000		          29
12/15/94		 5,000		          29 1/4

_______________
   *Excludes $0.06 per share commission

SIGNATURE


	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED:  December 15, 1994

		SHAMROCK HOLDINGS OF CALIFORNIA, INC.



			By:  	/s/ George J. Buchler
				Name:  George J. Buchler
				Title:  Vice President